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                         April 3, 2024

       Bradley S. Vizi
       Executive Chairman and President
       RCM Technologies, Inc.
       2500 McClellan Avenue, Suite 350
       Pennsauken, NJ 08109-4613

                                                        Re: RCM Technologies,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 29,
2024
                                                            File No. 333-278376

       Dear Bradley S. Vizi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rebekah
Reed at 202-551-5332 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Justin W. Chairman